NEWS RELEASE

Pan American Silver provides notice of second quarter 2023 unaudited results and conference call
Vancouver, B.C. - July 6, 2023 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American Silver") will release its unaudited results for the second quarter of 2023 ("Q2 2023") after market close on Wednesday, August 9, 2023. A conference call and webcast is planned for 11:00 am ET (8:00 am PT) on August 10, 2023.
Q2 2023 Unaudited Results Conference Call and Webcast
Date:            August 10, 2023
Time:             11:00 am ET (8:00 am PT)
Dial-in numbers:    1-888-886-7786 (toll-free in Canada and the U.S.)
+1-416-764-8658 (international participants)
Conference ID:        71222615
Webcast:        https://events.q4inc.com/attendee/629038715%20[events.q4inc.com]
The live webcast, presentation slides and the report for Q2 2023 will be available at https://www.panamericansilver.com/invest/events-and-presentations/. An archive of the webcast will also be available for three months.
About Pan American Silver
Pan American Silver is a leading producer of precious metals in the Americas, operating silver and gold mines in Canada, Mexico, Peru, Bolivia, Argentina, Chile and Brazil. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for nearly three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS". Learn more at panamericansilver.com.
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1